UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 10, 2012

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Update on Chapter 11 and Related Court Proceedings

Confirmation of the Company’s Chapter 11 Plan of Reorganization

A previously disclosed, on June 7, 2012, the U.S. Bankruptcy Court for the Northern District of Georgia (the “Court”) established August 23, 2012 as the deadline for any party in interest to file an objection to the Chapter 11 plan of reorganization proposed by the Company and the Official Committee of Equity Security Holders appointed by the Court (the “Equity Committee”) in the Chapter 11 bankruptcy proceeding (the “Bankruptcy Proceeding”) of CDC Corporation (the “Company”).

On or before August 23, 2012, the Company received four (4) written limited objections from: (i) Mr. Peter Yip, the Company’s Chief Executive Officer who is currently on administrative/medical leave and a former director of the Company; (ii) Thomas M. Britt, III, Raymond Ch’ien, Chung Kiu Wong, Fred Wang, and Simon Wong, who are former directors and/or officers of the Company and/or CDC Software Corporation (“CDC Software”); (iii) Evolution Capital Management, LLC, Evolution CDC SPV Ltd., Global Opportunities Fund Ltd., SPV, Segregated Portfolio M (f.k.a. Evolution Master Fund Ltd., SPC, Segregated Portfolio M), Evo China Fund and El Fund Ltd, (collectively, “ECM”), who are plaintiffs in the New Evolution Litigation (as hereinafter defined); and (iv) Mr. Rajan Vaz, owner of a 49% interest in the Company’s indirect subsidiary, Software Galeria, Inc., a New Jersey corporation (“SGI”), who has also filed a proof of claim in the Bankruptcy Proceeding (the “Vaz Claim”).

These limited objections related to the establishment of an appropriate claim reserve for disputed and unliquidated claims against the Company prior to any proposed distribution of funds to the Company’s shareholders. These disputed and unliquidated claims included: (i) the New Evolution Litigation; (ii) claims for indemnification and advancement of defense costs made by former directors and/or officers of the Company and/or CDC Software relating to the New Evolution Litigation; and (iii) the Vaz Claim. ECM’s objections also raised concerns relating to the scope and effect of releases to the directors of China.com, Inc., one of the Company’s indirect subsidiaries (“China.com”), incorporated into the Chapter 11 plan of reorganization as part of the previously disclosed July 10, 2012, Memorandum of Understanding and Statement of Cooperation By and Between China.com, Inc. and CDC Corporation (the “MOU”) and the effect such releases would have, if any, on the New Evolution Litigation. In addition, the limited objection filed by certain current or former directors and officers of CDC Software and the Company, raised objections to the potential subordination of their equity holdings in the Company.

On August 29, 2012, in response to these limited objections, and after consultation with several of the objecting parties, the Company and the Equity Committee filed a Second Amended Joint Plan of Reorganization of CDC Corporation (the “Amended Reorganization Plan”).

The Amended Reorganization Plan provides that no distributions to the Company’s shareholders would take place before an appropriate reserve was established, either by agreement of the objecting parties or by the Court.

The Amended Reorganization Plan contemplates, inter alia the sale or disposition of all of the Company’s Assets for the benefit of its Creditors and Eligible Equity Interest Holders. Under such plan, Mr. Marcus A. Watson, the Company’s Chief Restructuring Officer (“CRO”), will act as the Disbursing Agent and reserve sufficient funds from the sale proceeds of the Company’s Assets to pay all Allowed Claims in full. All of the Company’s remaining Assets will be transferred to a liquidation trust (the “Liquidation Trust”) to be liquidated for the benefit of the holders of Allowed Equity Interests pursuant to the Amended Reorganization Plan. Upon establishment of the Liquidation Trust, Mr. Watson will be the initial Liquidation Trustee who is granted the authority: (a) to sell and/or dispose of the Trust Assets in an expeditious but orderly manner; and (b) after deducting all liquidation and administration costs and expenses, to make distributions of the remaining proceeds to the Allowed Equity Interests in the Company accordance with the priorities set forth in the provisions of the Amended Reorganization Plan.

The Amended Reorganization Plan also provides for: (i) the establishment of bar dates for Administrative Claims, Priority Claims, and Fees Claims; (ii) the disposition of certain Inter-company Obligations; (iii) the classification of Claims and Equity Interests, and the treatment thereof, in the Bankruptcy Proceeding; (iv) the disposition of Trust Assets and the termination of the Company’s ownership rights to its Assets; and (v) authorization for the Company to begin the process required to end its public reporting obligations.

On August 30, 2012, the Court held a hearing on the Amended Reorganization Plan. In addition to the changes reflected in the Amended Reorganization Plan, the Company and the Equity Committee proposed language in the proposed plan confirmation order to clarify: (i) that no distributions to the Company’s shareholders would take place before an appropriate reserve was established, either by agreement of the objecting parties or by the Court; (ii) that the scope and effect of releases to the directors of China.com would have no effect on the New Evolution Litigation; and (iii) that the issue of equitable subordination was preserved for later determination and that none of the parties’ respective rights or positions would be modified, and were preserved in their entirety for later judicial determination, by the confirmation of the Reorganization Plan.

Based upon the foregoing additions, the objecting parties noted that their objections to confirmation had been adequately addressed, and that they no longer objected to confirmation of the Amended Reorganization Plan.

The Court also accepted a balloting report (the “Balloting Report”) which demonstrated that 99.9% of the holders of Class 3 Equity Interests entitled to vote to accept or reject the plan and who participated in the balloting, voted to accept the Reorganization Plan.

On September 6, 2012, the Court entered an order confirming the Reorganization Plan, and issued Findings of Fact, Conclusions of Law, and Order Pursuant to 11 U.S.C. § 1129(a) and (b) and Fed.R.Bankr.P. 3020 Confirming Second Amended Joint Plan of Reorganization of CDC Corporation Reorganization Plan (the “Confirmation Order”).

The foregoing descriptions of the Amended Reorganization Plan, the Balloting Report and the Confirmation Order are qualified in their entirety by the full text of such documents, which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference. Terms not specifically defined herein shall have the meaning ascribed to them in the Amended Reorganization Plan.

New Evolution Litigation

On May 1, 2012, ECM filed a proof of claim in the Bankruptcy Proceeding, asserting similar claims and causes of action which are the subject matter of the New Evolution Litigation.

On May 11, 2012, the Company filed a Complaint to Enforce Automatic Stay and Enjoin Prosecution of Certain Claims Outside of Bankruptcy Court and a Motion for Preliminary Injunction to Enforce Automatic Stay and Enjoin Prosecution of Certain Claims Outside of Bankruptcy Court, which was heard by the Court on July 10, 2012, and denied in a written order issued by the Court on July 16, 2012.

On August 31, 2012, the Company filed a Complaint for Breach of Settlement Agreement and Objection to Claim Filed by Evolution Capital Management, LLC, in the Court alleging: (i) that both ECM and Evolution CDC SPV Ltd., Global Opportunities Fund Ltd., SPV, Segregated Portfolio M (f.k.a. “Evolution Master Fund Ltd., SPC, Segregated Portfolio M”), Evo China Fund and El Fund Ltd (the “Evolution Funds”) breached the March 13, 2012 settlement agreement between the Company and the Evolution Funds; and (ii) that damages alleged in the New Evolution Litigation and the ECM proof of claim were not the result of any conduct alleged of the Company’s former directors and/or officers and that any lost management fees relating to assets under management from December 2008 to December 2011 were caused by general market conditions. No hearing date has yet been set for this matter.

Forward-looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,” “outlook,” or similar expressions; (ii) any course of action the Company may take in the future with respect to the Bankruptcy Proceeding, including, without limitation, any considerations, procedures, timelines, relating to the Amended Reorganization Plan or the Bankruptcy Proceeding; (iii) the outcome of any proceeding related to the 2012 New Evolution Litigation and ECM proof of claim; and (iv) other matters or events that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements, which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Second Amended Joint Plan of Reorganization of CDC Corporation

99.2	Report of Balloting

99.3	Findings of Fact, Conclusions of Law, and Order Pursuant to 11 U.S.C. § 1129(a) and (b) and Fed.R.Bankr.P. 3020 Confirming Second Amended Joint Plan of Reorganization of CDC Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2012

CDC CORPORATION

By:	/s/ Marcus A. Watson
Name: Marcus A. Watson
Title: Chief Restructuring Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Second Amended Joint Plan of Reorganization of CDC Corporation

99.2	Report of Balloting

99.3	Findings of Fact, Conclusions of Law, and Order Pursuant to 11 U.S.C. § 1129(a) and (b) and Fed.R.Bankr.P. 3020 Confirming Second Amended Joint Plan of Reorganization of CDC Corporation